Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Aladdin Company Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Corporate Communications Manager
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Amends Options

TEL AVIV, ISRAEL, August 1, 2008 – Aladdin Knowledge Systems (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, announced the amendment of the Company’s employee stock options, excluding those options held by the Board of Directors.

The amendments to the employee stock options were approved by Aladdin’s Compensation Committee and the Board of Directors. Effective as of July, 31, 2008, the Company amended approximately 430,000 outstanding incentive employee stock options by reducing the exercise price to $8.82 per share. The average exercise price of the options that were amended was $19.85. The total expense related to this action is estimated to be approximately $600,000, of which the Company expects to incur approximately $390,000 during the current fiscal year 2008.

The Company believes that these amendments provide an important mechanism to continuing to motivate and incentivize Aladdin’s dedicated employees who are critical to the company’s growth strategy and to the objective of creating long-term shareholder value.

“Aladdin has a truly exceptional team of employees worldwide dedicated to the development and delivery of market leading authentication, software DRM and content security solutions to our customers globally,” said Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems. “Just as we are reinvesting in our core business, it is equally as important that we continue to reinvest in our people – our greatest asset.”

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improve productivity, and enable compliance. Visit www.Aladdin.com.

This press release may contain forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from current expectations. These risks and uncertainties include, without limitation, the expected timing and benefits of of the proposed transaction and the risks and uncertainties described from time to time in the companies’ periodic reports filed with the Securities and Exchange Commission. The companies specifically disclaim any responsibility for updating these forward-looking statements.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd.